29 June 2009
VIA EDGAR
Ajay Koduri, Esq.
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-3720

Re:	Altisource Portfolio Solutions S.A. (f/k/a Altisource Portfolio Solutions S.à r.l) Registration Statement on Form 10 Filed May 13, 2009 File No. 001-34354
Dear Mr. Koduri:
     On behalf of Altisource Portfolio Solutions S.A., I am writing to confirm that the company is in receipt of the Division’s comment letter dated June 11, 2009 and, pursuant your conversation with our outside counsel on June 25, 2009, to confirm that the company intends to respond to the comment letter as soon as practicable, but in no event later than July 10, 2009.
     We appreciate your comments and request that you contact me at (407) 737-5419 or (770) 664-7420 (facsimile) if you have any questions or if we can be of any assistance.
Sincerely,
/s/ Robert D. Stiles
Robert D. Stiles
Chief Financial Officer
Altisource Portfolio Solutions S.A.

cc:	Paul S. Scrivano, O’Melveny & Myers LLP Brian P. Finnegan, O’Melveny & Myers LLP